DAVID C. WORRELL	BAKER & DANIELS LLP
Partner	600 East 96th Street, Suite 600
Direct 317.569.4882	Indianapolis, Indiana 46240
david.worrell@bakerd.com	Tel 317.569.9600 Fax 317.569.4800
www.bakerdaniels.com
March 16, 2009
VIA EDGAR AND FACSIMILE
Kate McHale
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Integra Bank Corporation Preliminary Proxy Statement on Schedule 14A Filed March 6, 2009 File No. 000-13585R
Dear Ms. McHale:
On behalf of Integra Bank Corporation, we enclose for filing, via direct transmission to the EDGAR System of the Securities and Exchange Commission, an amended preliminary proxy statement on Schedule 14A (the “Amendment”) for Integra’s 2009 annual meeting of shareholders. The Amendment is marked against the preliminary proxy statement that was filed via EDGAR on March 6, 2009.
The changes reflected in the Amendment respond to the Commission’s comment letter dated March 12, 2009 addressed to Martin M. Zorn. For the sake of convenience, we have reproduced each comment below with our response thereto following each such comment.
A courtesy copy of this letter and the filing are also being sent to Michael Seaman.
Preliminary Proxy Statement on Schedule 14A
1.	Comment: We note your disclosure on page 2 and elsewhere in the proxy statement regarding the dilution that could occur if Proposals 2 and 3 are not approved. Please balance your presentation by discussing the dilutive effect that would occur if Proposals 2 and 3 are approved and the Treasury Warrant is exercised.
Response: We have added new disclosures on pages 2, 16, and 20 regarding the dilution that will occur if the Treasury Warrant is exercised.

Securities and Exchange Commission	-2-	March 16, 2009
2.	Comment: We note your disclosure on page 16 regarding your intended use of proceeds. Please reconcile this disclosure to the footnotes of your forma (sic) financial information.
Response: We have revised the disclosure on page 16 and in the footnotes to the pro forma financial information so that they are consistent with each other. In addition, we have included the additional information Mr. Seaman requested in his conversation with Mr. Zorn yesterday, including additional detail on yields and interest rates and an explanation of the residual approach used to determine the carrying value of the Treasury Warrant.
3.	Comment: Please revise the “Incorporation by Reference” section to incorporate by reference only the information that is permitted to be incorporated by reference in a proxy statement on Schedule 14A. If necessary, revise the remainder of your filing to include any previously omitted information. See Note D and Item 13(b) to Schedule 14A.
Response: We have revised the “Incorporation by Reference” section to delete the reference to incorporating by reference of the Current Report on Form 8K. As revised, the Amendment only incorporates those items which may be incorporated by reference in accordance with Note B and Item 13(b) of Schedule 14A.
We are enclosing a letter from our client containing the acknowledgements requested in the comment letter. We believe these changes respond fully to the comment letter. Integra would like to begin printing its final proxy statement as soon as practicable. Your cooperation with this timing is greatly appreciated.
If you have any questions, please call me at (317) 569-4882 or in my absence, James A. Aschleman at (317) 569-4883.
Very truly yours,
/s/ DAVID C. WORRELL
David C. Worrell

cc:	Michael Seaman Martin M. Zorn James A. Aschleman